SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13D-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13D-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Barnes & Noble, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

067774109

(CUSIP Number)

Richard Schottenfeld

Schottenfeld Management Corp.

800 3rd Avenue, 10th Floor

New York, NY 10022

(212) 300-2204

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 067774109

1	NAMES OF REPORTING PERSONS Richard Schottenfeld
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,453,028
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,453,028

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,453,028
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

Percent of class is calculated based on 73,195,430 shares of common stock, par value $0.001 (the “Common Stock” or “Shares”), of Barnes & Noble, Inc. (the “Company” or the “Issuer”) outstanding as of February 28, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q (“Form 10-Q”) filed with the Securities and Exchange Commission (the “SEC”) on March 7, 2019.

SCHEDULE 13D

CUSIP No. 067774109

1	NAMES OF REPORTING PERSONS Schottenfeld Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,278,028
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,278,028

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,278,028
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Percent of class is calculated based on 73,195,430 shares of Common Stock of the Issuer outstanding as of February 28, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on March 7, 2019.

SCHEDULE 13D

CUSIP No. 067774109

1	NAMES OF REPORTING PERSONS Winchester Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,278,028
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,278,028

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,278,028
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Percent of class is calculated based on 73,195,430 shares of Common Stock of the Issuer outstanding as of February 28, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on March 7, 2019.

SCHEDULE 13D

CUSIP No. 067774109

1	NAMES OF REPORTING PERSONS Schottenfeld Management Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,278,028
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,278,028

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,278,028
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Percent of class is calculated based on 73,195,430 shares of Common Stock of the Issuer outstanding as of February 28, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on March 7, 2019.

SCHEDULE 13D

CUSIP No. 067774109

1	NAMES OF REPORTING PERSONS Phase Five Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Percent of class is calculated based on 73,195,430 shares of Common Stock of the Issuer outstanding as of February 28, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on March 7, 2019.

SCHEDULE 13D

CUSIP No. 067774109

1	NAMES OF REPORTING PERSONS Phase Five Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Percent of class is calculated based on 73,195,430 shares of Common Stock of the Issuer outstanding as of February 28, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on March 7, 2019.

SCHEDULE 13D

CUSIP No. 067774109

1	NAMES OF REPORTING PERSONS Phase Five Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Percent of class is calculated based on 73,195,430 shares of Common Stock of the Issuer outstanding as of February 28, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on March 7, 2019.

SCHEDULE 13D

CUSIP No. 067774109

1	NAMES OF REPORTING PERSONS Koyote Trading LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 175,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 175,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Percent of class is calculated based on 73,195,430 shares of Common Stock of the Issuer outstanding as of February 28, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on March 7, 2019.

SCHEDULE 13D

CUSIP No. 067774109

1	NAMES OF REPORTING PERSONS Koyote Capital Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 175,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 175,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Percent of class is calculated based on 73,195,430 shares of Common Stock of the Issuer outstanding as of February 28, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on March 7, 2019.

SCHEDULE 13D

CUSIP No. 067774109

1	NAMES OF REPORTING PERSONS Neil Druker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Percent of class is calculated based on 73,195,430 shares of Common Stock of the Issuer outstanding as of February 28, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on March 7, 2019.

SCHEDULE 13D

CUSIP No. 067774109

1	NAMES OF REPORTING PERSONS TAR Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 52,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 52,500
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	Percent of class is calculated based on 73,195,430 shares of Common Stock of the Issuer outstanding as of February 28, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on March 7, 2019.

SCHEDULE 13D

CUSIP No. 067774109

1	NAMES OF REPORTING PERSONS Karen Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 52,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 52,500
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	Percent of class is calculated based on 73,195,430 shares of Common Stock of the Issuer outstanding as of February 28, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on March 7, 2019.

SCHEDULE 13D

CUSIP No. 067774109

1	NAMES OF REPORTING PERSONS CCUR Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Percent of class is calculated based on 73,195,430 shares of Common Stock of the Issuer outstanding as of February 28, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on March 7, 2019.

This Amendment No. 2 (“Amendment No. 2”) amends and restates in its entirety the Schedule 13D filed by the Reporting Persons with the SEC on July 23, 2018, relating to the Common Stock, $0.001 par value per share, of the Issuer, as amended and restated by Amendment No. 1 filed on September 6, 2018 (the “Original 13D”). This is the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Persons.

Item 1. Security and Issuer

This Statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Common Stock, $0.001 par value per share of Barnes & Noble, Inc., a Delaware corporation.

Item 2. Identity and Background

This Schedule 13D is being filed by the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(1) Richard Schottenfeld (“Mr. Schottenfeld”), a United States citizen, is the manager of Koyote Capital Group LLC (“Koyote Capital”), a Delaware limited liability company, which is the managing member of Koyote Trading LLC (“Koyote Trading”), a Delaware limited liability company. The principal business of Koyote Capital and Koyote Trading is investing in securities. The principal occupation of Mr. Schottenfeld is the management of investment firms. The principal place of business of each of Mr. Schottenfeld, Koyote Capital and Koyote Trading is 800 3rd Ave., Floor 10, New York, NY 10022.

(2) Mr. Schottenfeld is also the CEO of Schottenfeld Management Corp. LLC (“SMC”), a New York Corporation and the manager of Winchester Holdings, LLC (“Winchester”), a Delaware limited liability company. Winchester is the general partner of Schottenfeld Opportunities Fund II, LP (“SOF II”), a Delaware limited partnership. SMC is the investment manager of SOF II. The principal business of SMC, Winchester and SOF II is investing in securities. The principal place of business of each of SMC, Winchester and SOF II is 800 3rd Ave., Floor 10, New York, NY 10022.

(3) Mr. Schottenfeld and Neil Druker (“Mr. Druker”), a Canadian citizen, are the managers of Phase Five Capital Management, LLC (“PFCM”), a Delaware limited liability company, and Phase Five Holdings, LLC (“PFH”), a Delaware limited liability company. PFH is the general partner of Phase Five Partners, LP (“PFP”), a Delaware limited partnership. PFCM is the investment manager of PFP. The principal occupation of Mr. Druker is the management of investment firms. The principal business of PFCM, PFH and PFP is investing in securities. The principal place of business of each of Mr. Druker, PFCM, PFH and PFP is 800 3rd Ave., Floor 10, New York, NY 10022.

(4) Ms. Karen Singer (“Ms. Singer”), a United States citizen, is the sole member of TAR Holdings LLC (“TAR Holdings”), a New Jersey limited liability company. Ms. Singer’s principal occupation is investing assets held in TAR Holdings and other entities. TAR Holdings’ principal business is investing in securities. Ms. Singer’s and TAR Holdings’ principal place of business is 212 Vaccaro Drive, Cresskill, New Jersey 07626.

(5) CCUR Holdings, Inc. (“CCUR”) is a Delaware corporation with its principal place of business located at 4375 River Green Parkway, Suite 210, Duluth, GA 30096. Having recently divested its Real-Time and Content Delivery businesses, the principal business of CCUR is the evaluation of opportunities intended to maximize the value of its remaining assets, including the evaluation of opportunities to invest in or acquire one or more operating businesses. The information required by General Instruction C to Schedule 13D with respect to the executive officers and directors of CCUR is listed below.

CCUR Executive Officers and Directors

Name	Business Address	Citizenship	Principal Occupation
Wayne Barr, Jr.	4375 River Green Pkwy, Suite 210, Duluth, GA 30096	US	Chairman, President and Chief Executive Officer

Warren Sutherland	4375 River Green Pkwy, Suite 210, Duluth, GA 30096	US	Chief Financial Officer

Steven Singer	4375 River Green Pkwy, Suite 210, Duluth, GA 30096	US	Director

David Nicol	4375 River Green Pkwy, Suite 210, Duluth, GA 30096	US	Director

During the last five years, none of the Reporting Persons nor any Control Persons of CCUR have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

Koyote Trading:

All of the Shares held by Koyote Trading were purchased with the working capital of Koyote Trading. The aggregate amount of funds used for the purchase of Shares held by Koyote Trading was approximately $870,790.

SOF II:

All of the Shares held by SOF II were purchased with the working capital of SOF II. The aggregate amount of funds used for the purchase of Shares held by SOF II was approximately $14,125,528.

TAR Holdings:

All of the Shares held by TAR Holdings were purchased by funds generated and held by TAR Holdings. The aggregate amount of funds used for the purchase of Shares held by TAR Holdings was approximately $316,050.

The shares held by the Reporting Persons are held in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of such Shares was obtained through margin borrowing.

Item 4. Purpose of Transaction

The Reporting Persons initially invested in the Company based on their belief that the Shares were substantially undervalued and represented an attractive investment opportunity. As previously reported, the Reporting Persons encouraged Company management to pursue a sale of the Company as one means of maximizing value to shareholders.

As recently reported, the Company’s sale process has culminated in an agreement to sell the Company for $6.50 per share. The Reporting Persons are of the view that the Company is worth considerably more than the agreed-upon sale price, and believe that the special committee, including its Chairman, Mark Carlton, has failed in its duty to maximize value for shareholders. In light of recent press reports and market speculation of various parties seeking to collaborate for purposes of submitting a topping bid, the Reporting Persons strongly urge the special committee to reevaluate its approach and afford all interested parties the ability to communicate and coordinate their efforts for the purpose of submitting a superior bid that better represents the fair value of the Company. Further to the foregoing, the Reporting Persons and their representatives may engage in discussions with members of management and/or the board of directors of the Company, other current or prospective shareholders, industry analysts, potential bidders, investment and financing professionals and other third parties regarding a sale of the Company. Except as described herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company’s financial position, results of operations and strategic direction, the market for the Company’s securities, other developments concerning the Issuer, other opportunities available to the Reporting Persons, and general economic and stock market conditions, and subject to applicable legal requirements, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, (i) acquiring additional Shares and/or other securities of the Company; (ii) disposing of any or all of their Shares or other securities of the Company; and/or (iii) otherwise changing their intentions with respect to any and all matters referred to in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

If the Reporting Persons were deemed to have formed a “group” with each of the other Reporting Persons for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), and Rule 13d thereunder, due to the activities and intentions described in Item 4, the Reporting Person may have been deemed to be the beneficial owner of the Shares held by the other Reporting Persons. Each Reporting Person expressly disclaims beneficial ownership of the Shares referred to in this Schedule 13D held by the other Reporting Persons, except to the extent expressly set forth herein, and the inclusion of the other Reporting Persons’ Shares in this Schedule 13D shall not be deemed to be an admission of beneficial ownership of such reported Shares for purposes of Section 13(d) of the Act or for any other purpose.

The Reporting Person has no responsibility for the accuracy or completeness of any information given with respect to any other person or entity, including, without limitation, each of the other Reporting Persons.

For the purpose of calculating the percent of class, the Issuer’s issued and outstanding shares of Common Stock was 73,195,430 shares of Common Stock, as of February 28, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on March 7, 2019.

Koyote Trading, Koyote Capital and Mr. Schottenfeld:

(a) As of the date hereof, Koyote Trading directly beneficially owns 175,000 shares of Common Stock, representing 0.2% of the Issuer’s Common Stock. These Shares are directly held by Koyote Trading. Koyote Capital is the manager of Koyote Trading and Mr. Schottenfeld is the manager of Koyote Capital. As a result, Koyote Capital and Mr. Schottenfeld may be deemed to indirectly beneficially own the Shares held by Koyote Trading.

(b) As of the date hereof, Koyote Trading has the shared power to vote or direct the vote, and shared power to dispose, or direct the disposition of 175,000 shares of Common Stock. Koyote Capital and Mr. Schottenfeld have shared voting and dispositive power with respect to such Shares.

(c) See Exhibit A.

(d) Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by Koyote Trading.

(e) June 7, 2019.

SOF II, Winchester, SMC and Mr. Schottenfeld:

(a) As of the date hereof, SOF II directly beneficially owns 2,278,028 shares of Common Stock, representing 3.1% of the Issuer’s Common Stock. These Shares are directly held by SOF II. Winchester is the manager of SOF II, SMC is the investment manager of SOF II and Mr. Schottenfeld is the manager of Winchester and the CEO of SMC. As a result, Winchester and Mr. Schottenfeld may be deemed to indirectly beneficially own the Shares held by SOF II.

(b) As of the date hereof, SOF II has the shared power to vote or direct the vote, and shared power to dispose, or direct the disposition of 2,278,028 shares of Common Stock. Winchester and Mr. Schottenfeld have shared voting and dispositive power with respect to such Shares.

(c) See Exhibit A.

(d) Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by SOF II.

(e) June 7, 2019.

PFP, PFH, PFCM, Mr. Schottenfeld and Mr. Druker:

(a) PFH is the general partner of PFP, PFCM is the investment manager of PFP, and Mr. Schottenfeld and Mr. Druker are the managers of PFH and PFCM. As a result, PFH, PFCM, Mr. Schottenfeld and Mr. Druker may be deemed to indirectly beneficially own Shares held by PFP. PFP does not beneficially own any shares of the Issuer’s Common Stock.

(b) Not applicable.

(c) See Exhibit A.

(d) Not applicable.

(e) June 7, 2019.

Ms. Singer and TAR Holdings:

(a) As of the date hereof, TAR Holdings directly beneficially owns 52,500 shares of Common Stock, representing 0.1% of the Issuer’s Common Stock. These Shares are directly held by TAR Holdings. Ms. Singer is the sole member of TAR Holdings and indirectly beneficially owns the Shares held by TAR Holdings.

(b) As of the date hereof, TAR Holdings has the sole power to vote or direct the vote, and sole power to dispose, or direct the disposition of 52,500 shares of Common Stock. Ms. Singer has sole voting power and sole dispositive power with respect to the Shares directly held by TAR Holdings.

(c) See Exhibit A.

(d) Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by TAR Holdings.

(e) June 7, 2019.

CCUR:

(a) As of the date hereof, CCUR does not beneficially own any Shares of the Issuer’s Common Stock.

(b) Not applicable.

(c) See Exhibit A.

(d) Not applicable.

(e) June 7, 2019.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

SMC has entered into an agreement with each of CCUR and TAR Holdings pursuant to which each of CCUR and TAR Holdings have agreed to coordinate trading activities in the securities of the Issuer with SMC and to share a percentage of gains realized in the securities of the Issuer with SMC.

Item 7. Material to Be Filed as Exhibits

A. Transactions within the past 60 days.

B. Joint Filing Agreement of the Reporting Persons (previously filed with the Original 13D and incorporated herein by reference).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 13, 2019

Schottenfeld Opportunities Fund II, LP By Winchester Holdings, LLC, its General Partner

By:	/s/ Richard Schottenfeld
Name: Richard Schottenfeld Title: Manager

Winchester Holdings, LLC

By:	/s/ Richard Schottenfeld
Name: Richard Schottenfeld Title: Manager

Schottenfeld Management Corp.

By:	/s/ Richard Schottenfeld
Name: Richard Schottenfeld Title: Chief Executive Officer

Phase Five Partners, L.P. By Phase Five Holdings, LLC, its General Partner

By:	/s/ Richard Schottenfeld
Name: Richard Schottenfeld Title: Manager

Phase Five Holdings, LLC

By:	/s/ Richard Schottenfeld
Name: Richard Schottenfeld Title: Manager

Phase Five Capital Management, LLC

By:	/s/ Richard Schottenfeld
Name: Richard Schottenfeld Title: Manager

Koyote Trading, LLC By: Koyote Capital Group, LLC, its Manager

By:	/s/ Richard Schottenfeld
Name: Richard Schottenfeld Title: Manager

Koyote Capital Group, LLC

By:	/s/ Richard Schottenfeld
Name: Richard Schottenfeld Title: Manager

/s/ Richard Schottenfeld
Richard Schottenfeld

/s/ Neil Druker
Neil Druker

TAR Holdings, LLC

By:	/s/ Karen Singer
Name: Karen Singer Title: Member

/s/ Karen Singer
Karen Singer

CCUR Holdings, Inc.

By:	/s/ Wayne Barr, Jr.
Name: Wayne Barr, Jr. Title: Chief Executive Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A

Transactions of the Reporting Persons in the past 60 days

SOF II Transactions

Date of Transaction	Nature of Transaction	Number of Shares Purchased/(Sold)	Purchase Price Per Share ($)
4/16/2019	Purchase	50,000	$4.9689
4/17/2019	Purchase	75,000	$4.7833
5/17/2019	Sale	(40,900)	$5.0066
6/5/2019	Sale	(132,872)	$4.4264

Date	Description of Transaction	Description of Derivative Security	Number of Contracts	Number of Shares	Purchase Price Per Contract ($)
4/18/2019	Buy to Open	Call Option, exercisable at $5.00, expires 7/19/2019	750	75,000	$0.4960
4/18/2019	Option Expiration	Call Option, exercisable at $6.00, expires 4/18/2019	(15,029)	(1,502,900)	$0.0000
5/17/2019	Sell to Close	Call Option, exercisable at $5.00, expires 5/17/2019	(8,495)	(849,500)	$0.1000
5/17/2019	Buy to Open	Call Option, exercisable at $5.00, expires 7/19/2019	7,000	700,000	$0.6500
5/17/2019	Buy to Open	Call Option, exercisable at $5.50, expires 7/19/2019	2,400	240,000	$0.3500
5/31/2019	Buy to Open	Call Option, exercisable at $5.00, expires 6/21/2019	2,300	230,000	$0.1996
5/31/2019	Buy to Open	Call Option, exercisable at $5.00, expires 7/19/2019	151	15,100	$0.2500
5/31/2019	Buy to Open	Call Option, exercisable at $4.50, expires 6/21/2019	750	75,000	$0.4067
6/5/2019	Buy to Open	Call Option, exercisable at $4.00, expires 7/19/2019	5,891	589,100	$0.7622
6/5/2019	Buy to Open	Call Option, exercisable at $4.00, expires 6/21/2019	500	50,000	$0.8500
6/6/2019	Sell to Close	Call Option, exercisable at $6.00, expires 7/19/2019	(5,500)	(550,000)	$0.5656

Date	Description of Transaction	Description of Derivative Security	Number of Contracts	Number of Shares	Purchase Price Per Contract ($)
6/7/2019	Sell to Close	Call Option, exercisable at $5.00, expires 6/21/2019	(2,300)	(230,000)	$1.6000
6/7/2019	Sell to Close	Call Option, exercisable at $4.50, expires 6/21/2019	(750)	(75,000)	$2.1000
6/7/2019	Sell to Close	Call Option, exercisable at $5.00, expires 7/19/2019	(7,901)	(790,100)	$1.6000
6/7/2019	Sell to Close	Call Option, exercisable at $4.00, expires 7/19/2019	(10)	(1,000)	$2.6000
6/7/2019	Sell to Close	Call Option, exercisable at $4.00, expires 6/21/2019	(500)	(50,000)	$2.5500
6/7/2019	Sell to Close	Call Option, exercisable at $4.00, expires 7/19/2019	(5,881)	(588,100)	$2.5500
6/7/2019	Sell to Close	Call Option, exercisable at $5.50, expires 7/19/2019	(2,400)	(240,000)	$1.0500

PFP Transactions

Date of Transaction	Nature of Transaction	Number of Shares Purchased/(Sold)	Purchase Price Per Share ($)
5/29/2019	Sale	(11,190)	$4.4187

Date	Description of Transaction	Description of Derivative Security	Number of Contracts	Number of Shares	Price Per Contract ($)
4/18/2019	Option Expiration	Call Option, exercisable at $6.00, expires 4/18/2019	(100)	(10,000)	$0.0000
4/29/2019	Buy to Open	Call Option, exercisable at $5.00, expires 5/17/2019	2	200	$0.3705
5/1/2019	Buy to Open	Call Option, exercisable at $5.00, expires 5/17/2019	2	200	$0.2955
5/3/2019	Buy to Open	Call Option, exercisable at $5.00, expires 5/17/2019	3	300	$0.3455
5/6/2019	Buy to Open	Call Option, exercisable at $5.00, expires 5/17/2019	1	100	$0.3120
5/7/2019	Buy to Open	Call Option, exercisable at $5.00, expires 5/17/2019	3	300	$0.3648
5/8/2019	Buy to Open	Call Option, exercisable at $5.00, expires 5/17/2019	13	1,300	$0.3735
5/10/2019	Buy to Open	Call Option, exercisable at $5.00, expires 5/17/2019	5	500	$0.3155
5/13/2019	Buy to Open	Call Option, exercisable at $5.00, expires 5/17/2019	4	400	$0.2580
5/14/2019	Buy to Open	Call Option, exercisable at $5.00, expires 5/17/2019	1	100	$0.3455
5/15/2019	Buy to Open	Call Option, exercisable at $5.00, expires 5/17/2019	4	400	$0.3080
5/16/2019	Buy to Open	Call Option, exercisable at $5.00, expires 5/17/2019	7	700	$0.2335
5/17/2019	Sell to Close	Call Option, exercisable at $5.00, expires 5/17/2019	(499)	(49,900)	$0.0961
5/17/2019	Buy to Open	Call Option, exercisable at $5.00, expires 7/19/2019	412	41,200	$0.6241

Date	Description of Transaction	Description of Derivative Security	Number of Contracts	Number of Shares	Price Per Contract ($)
5/20/2019	Buy to Open	Call Option, exercisable at $5.00, expires 7/19/2019	1	100	$0.4455
5/21/2019	Buy to Open	Call Option, exercisable at $5.00, expires 7/19/2019	1	100	$0.4955
5/22/2019	Buy to Open	Call Option, exercisable at $5.00, expires 7/19/2019	1	100	$0.4620
5/28/2019	Buy to Open	Call Option, exercisable at $5.00, expires 7/19/2019	1	100	$0.4455
5/29/2019	Buy to Open	Call Option, exercisable at $5.00, expires 7/19/2019	1,356	135,600	$0.2954
5/30/2019	Buy to Open	Call Option, exercisable at $5.00, expires 7/19/2019	4	400	$0.3330
5/31/2019	Buy to Open	Call Option, exercisable at $5.00, expires 7/19/2019	12	1,200	$0.2675
5/31/2019	Buy to Open	Call Option, exercisable at $4.50, expires 6/21/2019	156	15,600	$0.3009
5/31/2019	Buy to Open	Call Option, exercisable at $5.00, expires 6/21/2019	294	29,400	$0.1976
6/3/2019	Buy to Open	Call Option, exercisable at $5.00, expires 7/19/2019	1	100	$0.3955
6/3/2019	Buy to Open	Call Option, exercisable at $4.50, expires 6/21/2019	3	300	$0.4858
6/3/2019	Buy to Open	Call Option, exercisable at $5.00, expires 6/21/2019	6	600	$0.3009
6/4/2019	Buy to Open	Call Option, exercisable at $5.00, expires 6/21/2019	3	300	$0.3008
6/4/2019	Buy to Open	Call Option, exercisable at $5.00, expires 7/19/2019	7	700	$0.4026
6/4/2019	Buy to Open	Call Option, exercisable at $4.50, expires 6/21/2019	7	700	$0.5526
6/5/2019	Buy to Open	Call Option, exercisable at $5.00, expires 6/21/2019	35	3,500	$0.2314
6/5/2019	Buy to Open	Call Option, exercisable at $4.50, expires 6/21/2019	47	4,700	$0.3801
6/5/2019	Buy to Open	Call Option, exercisable at $5.00, expires 7/19/2019	610	61,000	$0.3088
6/6/2019	Sell to Close	Call Option, exercisable at $5.00, expires 7/19/2019	(498)	(49,800)	$0.9009
6/6/2019	Buy to Open	Call Option, exercisable at $4.50, expires 6/21/2019	13	1,300	$0.6570
6/7/2019	Sell to Close	Call Option, exercisable at $5.00, expires 7/19/2019	(1,908)	(190,800)	$1.6037
6/7/2019	Sell to Close	Call Option, exercisable at $5.00, expires 6/21/2019	(344)	(34.400)	$1.6045
6/7/2019	Sell to Close	Call Option, exercisable at $4.50, expires 6/21/2019	(220)	(22,000)	$2.1045

Koyote Transactions

Date of Transaction	Nature of Transaction	Number of Shares Purchased/(Sold)	Purchase Price Per Share ($)
4/12/2019	Purchase	2,500	$5.0880
4/16/2019	Purchase	5,000	$4.9431
4/17/2019	Purchase	10,000	$4.7933
4/18/2019	Purchase	10,000	$4.7228
6/5/2019	Purchase	100,000	$4.5666
6/6/2019	Sale	(75,000)	$5.8370
6/7/2019	Sale	(100,000)	$6.5500

Date	Description of Transaction	Description of Derivative Security	Number of Contracts	Number of Shares	Price Per Contract ($)
4/12/2019	Buy to Open	Call Option, exercisable at $5.00, on 5/17/2019	6	600	$0.5034
4/15/2019	Buy to Open	Call Option, exercisable at $5.00, on 5/17/2019	4	400	$0.4326
4/16/2019	Buy to Open	Call Option, exercisable at $5.00, on 5/17/2019	4	400	$0.3826
4/17/2019	Buy to Open	Call Option, exercisable at $5.00, on 5/17/2019	4	400	$0.2701
4/18/2019	Buy to Open	Call Option, exercisable at $5.00, on 5/17/2019	2	200	$0.2201
4/18/2019	Option Expiration	Call Option, exercisable at $6.00, on 4/18/2019	(80)	(8,000)	$0.0000
4/22/2019	Buy to Open	Call Option, exercisable at $5.00, on 5/17/2019	5	500	$0.2167
4/24/2019	Buy to Open	Call Option, exercisable at $5.00, on 5/17/2019	9	900	$0.3536
4/25/2019	Buy to Open	Call Option, exercisable at $5.00, on 5/17/2019	1	100	$0.3451
4/29/2019	Buy to Open	Call Option, exercisable at $5.00, on 5/17/2019	6	600	$0.3868

Date	Description of Transaction	Description of Derivative Security	Number of Contracts	Number of Shares	Price Per Contract ($)
4/30/2019	Buy to Open	Call Option, exercisable at $5.00, on 5/17/2019	1	100	$0.3951
5/1/2019	Buy to Open	Call Option, exercisable at $5.00, on 5/17/2019	1	100	$0.2451
5/2/2019	Buy to Open	Call Option, exercisable at $5.00, on 5/17/2019	4	400	$0.2076
5/3/2019	Buy to Open	Call Option, exercisable at $5.00, on 5/17/2019	5	500	$0.2872
5/7/2019	Buy to Open	Call Option, exercisable at $5.00, on 5/17/2019	1	100	$0.3451
5/9/2019	Buy to Open	Call Option, exercisable at $5.00, on 5/17/2019	1	100	$0.4451
5/17/2019	Sell to Close	Call Option, exercisable at $5.00, on 5/17/2019	(709)	(70,900)	$0.0965
5/17/2019	Buy to Open	Call Option, exercisable at $5.00, on 7/19/2019	301	30,100	$0.5181
5/29/2019	Buy to Open	Call Option, exercisable at $5.00, on 7/19/2019	600	60,000	$0.2743
5/30/2019	Buy to Open	Call Option, exercisable at $5.00, on 7/19/2019	250	25,000	$0.2551
5/31/2019	Buy to Open	Call Option, exercisable at $5.00, on 7/19/2019	551	55,100	$0.2247
5/31/2019	Buy to Open	Call Option, exercisable at $5.00, on 6/21/2019	400	40,000	$0.1993
5/31/2019	Buy to Open	Call Option, exercisable at $4.50, on 6/21/2019	500	50,000	$0.2825
6/6/2019	Sell to Close	Call Option, exercisable at $5.00, on 7/19/2019	(400)	(40,000)	$0.8956
6/7/2019	Sell to Close	Call Option, exercisable at $5.00, on 7/19/2019	(1,302)	(130,200)	$1.5722
6/7/2019	Sell to Close	Call Option, exercisable at $4.50, on 6/21/2019	(500)	(50,000)	$2.0549
6/7/2019	Sell to Close	Call Option, exercisable at $5.00, on 6/21/2019	(400)	(40,000)	$1.5549

TAR Holdings Transactions

Date of Transaction	Nature of Transaction	Number of Shares Purchased/(Sold)	Purchase Price Per Share ($)
6/7/2019	Sale	256,913	$6.6195
6/10/2019	Sale	7,500	$6.0000

CCUR Transactions

Date of Transaction	Nature of Transaction	Number of Shares Purchased/(Sold)	Purchase Price Per Share ($)
6/7/2019	Sale	119,949	$6.6040